UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 12 June 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 12 June 2024 — Holding(s) in Company

Exhibit 99.1

12 June 2024

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from JPMorgan Chase & Co. that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BDR05C01

Issuer Name
NATIONAL GRID PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
JPMorgan Chase & Co.

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder

Name	City of registered office	Country of registered office
J.P. Morgan Securities plc

5. Date on which the threshold was crossed or reached

07-Jun-2024

6. Date on which Issuer notified

11-Jun-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.885012	0.170737	5.055749	188151767
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		181797644		4.885012
Sub Total 8.A	181797644		4.885012%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt			2520315	0.067722
Sub Total 8.B1			2520315	0.067722%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Cash-settled Equity Swap	16/10/2024	16/10/2024	Cash	58000	0.001558
Cash-settled Equity Swap	28/11/2024	28/11/2024	Cash	3017	0.000081
Cash-settled Equity Swap	29/11/2024	29/11/2024	Cash	21489	0.000577
Cash-settled Equity Swap	15/01/2025	15/01/2025	Cash	1107	0.000030
Cash-settled Equity Swap	16/01/2025	16/01/2025	Cash	39633	0.001065
Cash-settled Equity Swap	02/05/2025	02/05/2025	Cash	541265	0.014544
Cash-settled Equity Swap	08/05/2025	08/05/2025	Cash	4298	0.000115
Cash-settled Equity Swap	28/05/2025	28/05/2025	Cash	4763	0.000128
Cash-settled Equity Swap	29/05/2025	29/05/2025	Cash	909	0.000024
Cash-settled Equity Swap	30/05/2025	30/05/2025	Cash	71453	0.001920
Cash-settled Equity Swap	31/05/2025	31/05/2025	Cash	3089	0.000083
Cash-settled Equity Swap	03/06/2025	03/06/2025	Cash	2363	0.000063
Cash-settled Equity Swap	04/06/2025	04/06/2025	Cash	14437	0.000388
Cash-settled Equity Swap	24/06/2025	24/06/2025	Cash	148661	0.003995
Cash-settled Equity Swap	26/06/2025	26/06/2025	Cash	1614155	0.043373
Cash-settled Equity Swap	30/06/2025	30/06/2025	Cash	7906	0.000212
Cash-settled Equity Swap	01/07/2025	01/07/2025	Cash	1	0.000000
Cash-settled Equity Swap	02/07/2025	02/07/2025	Cash	35807	0.000962
Cash-settled Equity Swap	09/07/2025	09/07/2025	Cash	10000	0.000269
Cash-settled Equity Swap	17/07/2025	17/07/2025	Cash	63412	0.001704
Cash-settled Equity Swap	22/07/2025	22/07/2025	Cash	12646	0.000340
Cash-settled Equity Swap	23/07/2025	23/07/2025	Cash	14690	0.000395
Cash-settled Equity Swap	16/01/2026	16/01/2026	Cash	6323	0.000170
Cash-settled Equity Swap	28/04/2026	28/04/2026	Cash	687258	0.018467
Cash-settled Equity Swap	10/06/2026	10/06/2026	Cash	242	0.000007
Cash-settled Equity Swap	24/07/2026	24/07/2026	Cash	37190	0.000999
Cash-settled Equity Swap	09/10/2026	09/10/2026	Cash	89921	0.002416
Cash-settled Equity Swap	30/05/2028	30/05/2028	Cash	2696	0.000072
Cash-settled Equity Swap	04/12/2028	04/12/2028	Cash	25735	0.000692
Cash-settled Equity Swap	01/06/2029	01/06/2029	Cash	41917	0.001126
Cash-settled Futures			Cash	269425	0.007240
Sub Total 8.B2				3833808	0.103015%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
JPMorgan Chase & Co.	J.P. Morgan Securities plc	4.791378		4.886508%
JPMorgan Chase & Co.	J.P. Morgan Securities LLC
JPMorgan Chase & Co.	J.P. Morgan SE

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Chain of controlled undertakings:

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan Capital Holdings Limited (100%)
J.P. Morgan Securities plc (100%)

JPMorgan Chase & Co.JPMorgan Chase Holdings LLC (100%)
J.P. Morgan Broker-Dealer Holdings Inc. (100%)
J.P. Morgan Securities LLC (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan SE (100%)

12. Date of Completion

11-Jun-2024

13. Place Of Completion

London, United Kingdom

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Pritti Patel
Deputy Company Secretary and General Counsel, Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 12 June 2024